                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       REPORT OF A FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a- 16 OR 15d- 16 OF
                           THE SECURITIES ACT OF 1934

For the month of                       August                              2004
                 ---------------------------------------------------------

                               Acetex Corporation
-------------------------------------------------------------------------------
                  (Translation of registrant's name into English)

                    750 World Trade Centre, 999 Canada Place,
                  Vancouver, British Columbia, Canada V6C 3E1
-------------------------------------------------------------------------------
                  (Translation of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F              Form 40-F     /X/
          -----------            -----------

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No     /X/
    ------------      -----------

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________]

This Form 6-K consists of a press release announcing Acetex's results for the three months period ended March 31, 2004.

[ACETEX LOGO]

FOR IMMEDIATE RELEASE

ACETEX REPORTS RESULTS FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2004

VANCOUVER, B.C., CANADA - JULY 26, 2004 - Acetex Corporation announced today results for the three months ended June 30, 2004, determined under Canadian generally accepted accounting principles. These results include net income of U.S. $1.1 million and EBITDA (defined as operating income plus amortization) of U.S. $15.4 million. Net sales of U.S. $129.0 million were generated during the period from the sale of acetyls and specialty polymers and films.

For the six months ended June 30, 2004, net income was U.S. $0.5 million and EBITDA was U.S. $29.1 million. Sales for the same period were U.S. $256.8 million.

"Results continue to improve as the outlook strengthens for our Acetyls and Specialty Polymers and Films Businesses," said Brooke N. Wade, Chairman and Chief Executive Officer of Acetex Corporation. "In our Acetyls Business, prices for VAM increased during the quarter and in our Specialty Polymers and Films Business, strong demand also allowed for price increases. To date, as is normal in the early part of an upturn, raw material costs have outpaced price increases delaying expansion in margins. Finally, our project in Saudi Arabia is progressing very well as we continue on track in the development and finalization of the project."

Information in this press release including the attached interim report to shareholders may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include actions of competitors, conditions in the acetyls and other industries, worldwide economic conditions, and risks attendant with acetyls production and distribution.

Acetex Corporation has two primary businesses - its European Acetyls Business and the Specialty Polymers and Films Business.

Our Acetyls Business is Europe's second largest producer of acetic acid and polyvinyl alcohol and third largest producer of vinyl acetate monomer. These chemicals and their derivatives are used in a wide range of applications in the automotive, construction, packaging, pharmaceutical and textile industries.

Specialty polymers developed and manufactured by Acetex are used in the manufacture of a variety of plastics products, including packaging and laminating products, auto parts, adhesives and medical products. The Films Business focuses on products for the agricultural, horticultural and construction industries.

Acetex directs its operations from its corporate head office in Vancouver, Canada. Acetex has plants in France, Spain, and Edmonton, Alberta, and sells to customers primarily in Europe, the United States, and Canada. Acetex's common shares are listed for trading under the symbol "ATX" on The Toronto Stock Exchange, which has neither approved nor disapproved the information contained herein.

A conference call is scheduled for Tuesday, July 27, 2004, at 11:30 a.m. Eastern Time to discuss these results. To participate, please call (416) 641-6706 ten minutes before the start of the call. If you are unable to listen to the call at that time, a recorded version is available for the three following business days by phoning (416) 626-4100 and entering 21203270.

For further information contact: Lynn Haycock (604) 688-9600 or via e-mail at haycock@acetex.com.

                               ACETEX CORPORATION

                       FINANCIAL AND OPERATING HIGHLIGHTS
                         SELECTED FINANCIAL INFORMATION
                  (THOUSANDS OF U.S. DOLLARS EXCEPT PER SHARE)
                                   (UNAUDITED)

                                          THREE MONTHS     THREE MONTHS       SIX MONTHS       SIX MONTHS
                                                 ENDED            ENDED            ENDED            ENDED
                                         JUNE 30, 2004    JUNE 30, 2003    JUNE 30, 2004    JUNE 30, 2003
                                         ----------------------------------------------------------------
Sales                                    $     129,024    $      74,687    $     256,836    $     155,514
Net earnings (loss) for the period               1,093           (2,683)             449             (704)
Net earnings (loss) per share            $        0.03    $       (0.11)   $        0.01    $       (0.03)
Cash generated from (applied to)
  operations(2)                                  7,857            2,948           15,048           10,460
Cash generated from (applied to)
  operations per share(2)                $        0.23    $        0.12    $        0.44    $        0.41
Cash position at end of period                  57,216           71,438           57,216           71,438

EBITDA(1)
Acetyls Segment                                 11,706            9,550           22,649           22,668
Specialty Polymers & Films                       4,769               --            8,517               --
Corporate                                       (1,095)            (660)          (2,069)          (1,078)
                                         ----------------------------------------------------------------
                                                15,380            8,890           29,097           21,590
---------------------------------------------------------------------------------------------------------
EBITDA(1) - pro-forma
Acetyls Segment                                 11,706            9,550           22,649           22,668
Specialty Polymers & Films Segment               4,769            6,154            8,517           11,691
Corporate                                       (1,095)            (660)          (2,069)          (1,078)
                                         ----------------------------------------------------------------
                                                15,380           15,044           29,097           33,281
---------------------------------------------------------------------------------------------------------
Long-term debt at end of period                265,000          190,000          265,000          190,000
---------------------------------------------------------------------------------------------------------
(1) Operating income plus amortization and restructuring charge, both as stated on the consolidated statements of operations. EBITDA is not a term that has an established meaning under generally accepted accounting principles and should not be considered in isolation from net earnings (loss) or other amounts as calculated under generally accepted accounting principles. EBITDA may not be calculated in a comparable manner to other companies. The Company has calculated EBITDA consistently for all periods presented.

(2) Calculated as cash flow from operations less increases in non-cash operating working capital. This is not a term that has an established meaning under generally accepted accounting principles and should not be considered in isolation from net earnings (loss) or other amounts as calculated under generally accepted accounting principles. Cash flow may not be calculated in a comparable manner to other companies. The Company has calculated cash flow consistently for all periods presented.
---------------------------------------------------------------------------------------------------------
PRODUCTION VOLUME INFORMATION (TONNES)
ACETYLS SEGMENT
Acetic Acid                                    106,647           96,494          207,828          201,585
VAM - Pardies                                   36,416           34,410           73,965           69,876
Acetic Acid Derivatives                         17,917           18,065           36,101           36,228

SPECIALTY POLYMERS & FILMS SEGMENT
Specialty Polymers                              35,690          *34,791           69,461          *65,998
Films                                            4,265           *4,187            8,478           *7,632

* Specialty Polymers & Films 2003 volumes are shown prior to the acquisition of AT Plastics in August, 2003.

                               ACETEX CORPORATION

                           CONSOLIDATED BALANCE SHEETS
                           (THOUSANDS OF U.S. DOLLARS)

ASSETS                                                       JUNE 30,            DECEMBER 31,
                                                                 2004                    2003
                                                          -----------            ------------
                                                          (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents                               $    57,216            $     53,903
  Accounts receivable                                          87,322                  79,774
  Inventories                                                  66,202                  68,505
  Prepaid expenses and other                                    6,419                   7,175
                                                          -----------            ------------
                                                              217,159                 209,357

PROPERTY, PLANT AND EQUIPMENT                                 239,567                 254,010

OTHER ASSETS                                                   10,366                  10,229
                                                          -----------            ------------
                                                          $   467,092            $    473,596
                                                          -----------            ------------
                                                          -----------            ------------

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable and accrued liabilities                $    96,737            $     94,108

PENSION OBLIGATION                                             20,592                  20,976

REVOLVING CREDIT FACILITY                                      27,330                  29,137

SENIOR UNSECURED DEBT                                         265,000                 265,000
                                                          -----------            ------------
                                                              409,659                 409,221
                                                          -----------            ------------

SHAREHOLDERS' EQUITY
  Share capital                                               103,074                 103,059
  Additional paid-in capital                                    1,547                   1,547
  Deficit                                                     (30,250)                (30,699)
  Cumulative translation adjustment                           (16,938)                 (9,532)
                                                          -----------            ------------
                                                               57,433                  64,375
                                                          -----------            ------------
                                                          $   467,092            $    473,596
                                                          -----------            ------------
                                                          -----------            ------------

See accompanying notes to interim consolidated financial statements.

                               ACETEX CORPORATION

                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                (THOUSANDS OF U.S. DOLLARS EXCEPT PER SHARE DATA)
                                   (UNAUDITED)

                                                THREE MONTHS      THREE MONTHS       SIX MONTHS      SIX MONTHS
                                                       ENDED             ENDED            ENDED           ENDED
                                                    JUNE 30,          JUNE 30,         JUNE 30,        JUNE 30,
                                                        2004              2003             2004            2003
                                               -------------      ------------       ----------      ----------
SALES                                          $     129,024      $     74,687       $  256,836      $  155,514

COST OF GOODS SOLD                                   106,720            62,216          214,037         127,722
AMORTIZATION                                           7,159             5,139           14,692          10,322
                                               -------------      ------------       ----------      ----------
                                                     113,879            67,355          228,729         138,044
                                               -------------      ------------       ----------      ----------

GROSS PROFIT                                          15,145             7,332           28,107          17,470

OTHER OPERATING EXPENSES:
Selling, general and administrative                    5,977             3,093           11,745           5,188
Research and development                                 947               488            1,957           1,014
                                               -------------      ------------       ----------      ----------
                                                       6,924             3,581           13,702           6,202
                                               -------------      ------------       ----------      ----------

OPERATING EARNINGS                                     8,221             3,751           14,405          11,268
Equity income (loss)                                     410               (94)             225             (79)
Interest expense                                      (7,560)           (5,297)         (15,492)        (10,466)
Foreign exchange gain (loss)                              22            (1,043)           1,311          (1,427)
                                               -------------      ------------       ----------      ----------

INCOME (LOSS) BEFORE INCOME TAXES                      1,093            (2,683)             449            (704)
INCOME TAXES                                              --                --               --              --
                                               -------------      ------------       ----------      ----------
INCOME (LOSS) FOR THE PERIOD                           1,093            (2,683)             449            (704)
DEFICIT, BEGINNING OF PERIOD                         (31,343)           (9,729)         (30,699)        (11,563)
EXCESS OF REPURCHASE PRICE OVER ASSIGNED
  VALUE OF COMMON SHARES                                  --               (14)              --            (159)
                                               -------------      ------------       ----------      ----------
DEFICIT, END OF PERIOD                         $     (30,250)     $    (12,426)      $  (30,250)     $  (12,426)
                                               -------------      ------------       ----------      ----------
                                               -------------      ------------       ----------      ----------

INCOME (LOSS) PER COMMON SHARE
   Basic                                       $        0.03      $      (0.11)      $     0.01      $    (0.03)
   Diluted                                     $        0.03      $      (0.11)      $     0.01      $    (0.03)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
   Basic                                          33,907,045        25,492,734       33,905,560      25,528,875
   Diluted                                        34,425,111        25,901,711       34,373,442      25,897,273

*Number of shares outstanding at June 30, 2004: 33,908,854
See accompanying notes to interim consolidated financial statements.

                               ACETEX CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOW
                           (THOUSANDS OF U.S. DOLLARS)
                                   (UNAUDITED)

                                                THREE MONTHS      THREE MONTHS       SIX MONTHS      SIX MONTHS
                                                       ENDED             ENDED            ENDED           ENDED
                                                    JUNE 30,          JUNE 30,         JUNE 30,        JUNE 30,
                                                        2004              2003             2004            2003
                                               -------------      ------------       ----------      ----------
CASH PROVIDED BY (USED FOR):

OPERATIONS:
  Income (loss) for the period                 $       1,093      $     (2,683)      $      449      $     (704)
  Charges and credits to income not
    involving cash:
    Amortization                                       7,159             5,139           14,692          10,322
    Pension expense                                      111               110              225             203
    Amortization of deferred financing costs             456               288              930             560
    Amortization of bond premium                        (297)               --             (594)             --
    Unrealized foreign exchange gain (loss)             (255)               --             (429)             --
    Distributions received from equity                  (410)               94             (225)             79
      investee in excess of income
  Changes in noncash operating working capital        (1,313)            5,572           (3,450)         (2,724)
                                               -------------      ------------       ----------      ----------
                                                       6,544             8,520           11,598           7,736
                                               -------------      ------------       ----------      ----------
INVESTMENTS:
  Purchase of property, plant and equipment           (2,142)             (541)          (4,113)         (1,204)
  Other                                                 (404)              (56)            (674)            (73)
                                               -------------      ------------       ----------      ----------
                                                      (2,546)             (597)          (4,787)         (1,277)
                                               -------------      ------------       ----------      ----------
FINANCING:
  Increase in share capital                                8                 5               15              40
  Repurchase of common shares                             --               (33)              --            (597)
  Increase (decrease) in long-term debt               (3,206)               --           (1,807)             --
  Increase (decrease) in pension obligation              (69)             (123)              27            (122)
                                               -------------      ------------       ----------      ----------
                                                      (3,267)             (151)          (1,765)           (679)
                                               -------------      ------------       ----------      ----------
FOREIGN EXCHANGE GAIN (LOSS) ON CASH AND CASH
  EQUIVALENTS HELD IN FOREIGN CURRENCIES                 207             2,312           (1,733)          3,768
                                               -------------      ------------       ----------      ----------
INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS                                            938            10,084            3,313           9,548
CASH AND CASH EQUIVALENTS, BEGINNING
  OF PERIOD                                           56,278            61,354           53,903          61,890
                                               -------------      ------------       ----------      ----------
CASH AND CASH EQUIVALENTS, END OF PERIOD       $      57,216      $     71,438       $   57,216      $   71,438
                                               -------------      ------------       ----------      ----------
                                               -------------      ------------       ----------      ----------

See accompanying notes to interim consolidated financial statements.

                               ACETEX CORPORATION

                              SEGMENTED INFORMATION
                           (THOUSANDS OF U.S. DOLLARS)
                                   (UNAUDITED)

                                                             SPECIALTY
                                                          POLYMERS AND
                                               ACETYLS           FILMS    CORPORATE       TOTAL
                                              --------    ------------    ---------    --------
THREE MONTHS ENDED JUNE 30, 2004

Sales                                         $ 76,658    $     52,366    $      --    $129,024

Cost of goods sold and operating expenses       64,952          47,579        1,095     113,644
Amortization                                     5,586           1,559           14       7,159
                                              --------    ------------    ---------    --------
                                                70,538          49,156        1,109     120,803
                                              --------    ------------    ---------    --------

OPERATING EARNINGS                            $  6,120    $      3,210    $  (1,109)      8,221
                                              --------    ------------    ---------
                                              --------    ------------    ---------
Interest expense                                                                         (7,560)
Equity income (loss)                                                                        410
Foreign exchange gain (loss) and other                                                       22
Income taxes                                                                                 --
                                                                                       --------
NET EARNINGS (LOSS)                                                                    $  1,093
                                                                                       --------
                                                                                       --------

SIX MONTHS ENDED JUNE 30, 2004

Sales                                         $159,426    $     97,410    $      --    $256,836

Cost of goods sold and operating expenses      136,777          88,893        2,069     227,739
Amortization                                    11,460           3,196           36      14,692
                                              --------    ------------    ---------    --------
                                               148,237          92,089        2,105     242,431
                                              --------    ------------    ---------    --------

OPERATING EARNINGS                            $ 11,189    $      5,321    $  (2,105)     14,405
                                              --------    ------------    ---------
                                              --------    ------------    ---------

Interest expense                                                                        (15,492)
Equity income (loss)                                                                        225
Foreign exchange gain (loss) and other                                                    1,311
Income taxes                                                                                 --
                                                                                       --------
NET EARNINGS (LOSS)                                                                    $    449
                                                                                       --------
                                                                                       --------
-----------------------------------------------------------------------------------------------

AS AT JUNE 30, 2004

TOTAL ASSETS                                  $253,430    $    206,506    $   7,156    $467,092
                                              --------    ------------    ---------    --------
                                              --------    ------------    ---------    --------


All amounts as at and for the three and six months ended June, 2003, were in the Acetyls segment.

                               ACETEX CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (TABULAR DOLLAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS,
                            EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

                THREE AND SIX MONTHS ENDED JUNE 30, 2004 AND 2003

1.   OPERATIONS:

     Acetex Corporation was incorporated under the laws of the Province of Alberta on December 1, 1994. It has two principal businesses. The Acetyls Business consists of the production of acetic acid and its derivatives from production facilities in France and Spain and their distribution and sale primarily in Europe. The Specialty Polymers and Films Business develops and manufactures specialty plastic resins and film products for a number of niche markets in North America and around the world from a manufacturing facility in Edmonton, Alberta.

2.   SIGNIFICANT ACCOUNTING POLICIES:

     (a)  Basis of presentation:

          The interim consolidated financial statements of Acetex Corporation (the "Company") have been prepared in accordance with generally accepted accounting principles in Canada but do not include all disclosures that are required for the Company's annual consolidated financial statements. They include the accounts of Acetex Corporation and its subsidiaries, all of which are wholly owned. The Company's 45% interest in Erfei A.I.E. ("Erfei"), a company subject to significant influence, is accounted for by the equity method. Under this method, the Company recognizes its proportionate share of cumulative post acquisition income or losses and capital distributions of Erfei as they are realized. All material intercompany balances and transactions have been eliminated.

          The consolidated financial statements have been prepared from the books and records without audit; however, in the opinion of management, all adjustments which are necessary to the fair presentation of the results of the interim period have been made.

          Except as indicated in the next paragraph, these interim consolidated financial statements have been prepared on a basis consistent with, and should be read in conjunction with, the annual consolidated financial statements included in the Company's 2003 Annual Report.

          During 2004, the Company has retroactively restated its consolidated statements of operations to present freight and handling costs recovered from customers in sales revenue and cost of goods sold. Previously, the amounts incurred had been offset against sales revenue. This change in classification has had no impact on operating earnings and net income (loss).

     (b)  Stock-based compensation:

          The Company has a stock-based compensation plan. The Company applies the fair value method of accounting for all stock-based transactions.

     (c)  Net earnings (loss) per common share:

          Basic net earnings (loss) per share is calculated by dividing net earnings (loss) available to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, net earnings (loss) available to common shareholders equals net earnings (loss). Diluted net earnings (loss) per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted net earnings (loss) per share assumes that the proceeds to be received on the exercise of dilutive stock options are applied to repurchase common shares at the average market price for the period.

3.   SHARE CAPITAL:

     (a)  Authorized: Unlimited number of common shares.

     (b)  Issued:

          ---------------------------------------------------------------------------
                                                              Number of      Assigned
                                                          common shares         value
          ---------------------------------------------------------------------------
          Issued, December 31, 2002                          25,643,964      $ 64,039
          Issued on exercise of options                          63,000           125
          Issued on AT Plastics Acquisition                   8,370,574        39,162
          Repurchased and other                                (176,100)         (267)
          ---------------------------------------------------------------------------

          Issued, December 31, 2003                          33,901,438      $103,059
          Issued on exercise of options                           3,333             7
          ---------------------------------------------------------------------------

          Issued, March 31, 2004                             33,904,771      $103,066

          Issued for cash on exercise of options                  4,083             8
          ---------------------------------------------------------------------------

          Issued, June 30, 2004                              33,908,854      $103,074
          ---------------------------------------------------------------------------
          ---------------------------------------------------------------------------

     (c)  Stock options:

          The Company's stock option plan provides for grants to directors, officers and key employees. Stock options are granted having exercise prices that are determined by reference to market prices at the date of grant. Stock options vest and become exercisable as to 50% on the first anniversary and as to 25% each on the second and third anniversary of grant. Stock options expire 10 years from the date of grant. Exercise prices presented in the table below are expressed in Canadian dollars.

          During the quarter ended March 31, 2004, the Company repriced 232,272 stock options from an average exercise price per share of $14.81 to $6.10 as a result of the conclusion of the AT Plastics acquisition during 2003. The repriced options were provided to former AT Plastics employees and none were to directors and officers of Acetex Corporation. The fair value compensation expense of the repriced options was not significant for the quarter ended March 31, 2004.

          -------------------------------------------------------------------------
                                                        Number     Weighted average
                                                    of options       exercise price
          -------------------------------------------------------------------------
          Outstanding, December 31, 2002             2,893,188          $      6.14
          Granted                                       50,000                 6.10
          Exercised                                    (63,000)               (2.78)
          Issued on AT Plastics Acquisition            666,866                21.31
          Forfeited                                    (12,583)              (10.03)
          -------------------------------------------------------------------------

          Outstanding, December 31, 2003             3,534,471          $      9.05
          Exercised                                     (3,333)               (2.66)
          Expired                                      (30,238)              (54.23)
          -------------------------------------------------------------------------

          Outstanding, March 31, 2004                3,500,900          $      8.09
          Exercised                                     (4,083)               (2.61)
          Granted                                      150,000                 5.55
          -------------------------------------------------------------------------
          Outstanding, June 30, 2004                 3,646,817          $      7.99
          -------------------------------------------------------------------------
          -------------------------------------------------------------------------

          The following table summarizes information about stock options exercisable and outstanding at June 30, 2004:

          ----------------------------------------------------------------------------------------
                           Options outstanding                           Options exercisable
          ---------------------------------------------------     --------------------------------
                                             Weighted average                     Weighted average
          Range of exercise                    exercise price     Exercisable       exercise price
          Prices                  Number               (CDN$)          number               (CDN$)
          ----------------------------------------------------------------------------------------
          $2.60 - $3.18          745,167               $ 2.72         725,167               $ 2.71
          $5.50 - $8.00        2,653,360                 6.99       2,221,088                 7.20
          $10.08 - $81.60        248,290                34.42         245,290                34.71
          ----------------------------------------------------------------------------------------
                               3,646,817               $ 7.99       3,191,545               $ 8.30
          ----------------------------------------------------------------------------------------
          ----------------------------------------------------------------------------------------

4.   AT PLASTICS ACQUISITION:

     If the Acquisition of AT Plastics had been effective on January 1, 2003, the unaudited pro forma results of operations would have been as follows:

                                         THREE MONTHS            SIX MONTHS
                                                ENDED                 ENDED
                                             JUNE 30,              JUNE 30,
                                                 2003                  2003
                                         ------------            ----------
     SALES                               $    120,133            $  241,622

     COST OF GOODS SOLD AND OTHER             105,089               208,341
     OPERATING(1)
     AMORTIZATION                               6,798                13,655
                                         ------------            ----------
                                              111,887               221,996
                                         ------------            ----------

     OPERATING EARNINGS                  $      8,246            $   19,626
                                         ------------            ----------
                                         ------------            ----------

     (1) Restructuring costs in AT Plastics prior to the Acquisition have been excluded.

5.   RECONCILIATION OF NET EARNINGS (LOSS) FOR CANADIAN GAAP TO U.S. GAAP:

     Canadian and U.S. GAAP earnings are equivalent.

ACETEX CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(ALL REFERENCES IN U.S. FUNDS)

Acetex Corporation (the "Company") operates two businesses, the Acetyls Business and the Specialty Polymers and Films Business. The Acetyls Business derives its revenues from the merchant market sales in Europe of its two principal products, acetic acid and vinyl acetate monomer ("VAM"), as well as from merchant market sales of acetic derivatives, including polyvinyl alcohol. The Specialty Polymers and Films Business develops and manufactures specialty plastic resins and film products for a number of niche end-markets primarily in North America. The Company's results of operations are affected by a variety of factors, including variations in the pricing of acetic acid, VAM, and polyethylene and in the cost of its principal feedstocks, methanol, natural gas, and ethylene.

ACETYLS BUSINESS

SALES

For the three months ended June 30, 2004, compared to the three months ended June 30, 2003, sales increased by $2.0 million to $76.7 million from $74.7 million. This increase resulted from an increase of 9% in sales volumes offset be a decrease in average product selling prices of 6% from 2003 to 2004. Industry newsletters indicate that pricing for the second quarter of 2004 measured in Euros compared to the first quarter of 2004 increased by 2.4% for VAM and rolled over for acetic acid. Contract prices for acetic acid and VAM in Europe have not yet been determined for the third quarter of 2004.

For the six months ended June 30, 2004, compared to the six months ended June 30, 2003, net sales increased by 2.5% or $3.9 million to $159.4 million from $155.5 million. This increase resulted from an increase in average product selling prices of 3% from 2003 to 2004 which was offset by a decrease in sales volumes of 0.5%. Industry newsletters indicate that pricing for the first half of 2004 measured in Euros compared to the first half of 2003 decreased by 6% for acetic acid and increased by 3% for VAM.

GROSS PROFIT

Gross profit for the three months ended June 30, 2004, compared to the three months ended June 30, 2003, increased by 22% or $1.7 million to $9.0 million from $7.3 million. The increase in gross profit was primarily due to feedstock and other production costs per tonne which were 13% lower than the comparable quarter in 2003. The European contract price for methanol was Euros 260 in the second quarter of 2003 and decreased to Euros 225 in the fourth quarter of 2003 then decreased to Euros 190 in the first quarter of 2004. In the second quarter of 2004, the European contract price for methanol increased to Euros 200 and will increase to Euros 230 in the third quarter. The cost of natural gas is expected to remain steady as the pricing reflects recent stability in world oil prices.

Gross profit for the six months ended June 30, 2004, decreased by 4.2% or $0.7 million to $16.7 million from $17.5 million in the comparable period of 2003. The decrease in gross profit was primarily due to higher the higher shipping costs offset by higher average selling prices and lower feedstock and other production costs. The European contract price for methanol decreased by 20% from the first half of 2003 to the first half of 2004.

OPERATING EARNINGS

Operating earnings for the three months ended June 30, 2004, increased by $1.7 million to $6.1 million from $4.4 million for the comparable period in 2003. Operating income for the six months ended June 30, 2004, decreased by $1.1 million to $11.1 million from $12.3 million in the comparable period in 2003. The change in operating income was primarily due to the decrease in gross profit.

SPECIALTY POLYMERS AND FILMS BUSINESS

We acquired AT Plastics on August 5, 2003, and have consolidated its results of operations in our consolidated financial statements from that date. The analysis that follows has been prepared on a pro forma basis as if we had acquired the Business on January 1, 2003.

NET SALES

For the three months ended June 30, 2004, compared to the three months ended June 30, 2003, net sales increased by 15.2% or $6.9 million to $52.4 million from $45.4 million. Specialty volumes continued to improve with an increase of
4.4 million pounds or 10.8% versus last year. Continued strengthening of demand supported overall Polymers volume growth of 6.0 million pounds or 8.0% compared to the same period last year, on 4.0% higher average selling prices. Films volumes were up 34.1%, on 15.7% lower average selling prices.

For the six months ended June 30, 2004, compared to the six months ended June 30, 2003, net sales increased by 13.1% or $11.3 million to $97.4 million from $86.1 million. Specialty volumes improved with an increase of 7.3 million pounds or 9.3% versus last year. Overall Polymers volumes expanded by 10.7 million pounds or 7.1% compared to the same period last year, on 6.6% higher average selling prices. Films volumes were up 25.5%, on 11.0% lower average selling prices. The seasonal nature of the Films business dictates that approximately two-thirds of our volume is shipped in the second and third quarters.

GROSS PROFIT

Gross profit for the three months ended June 30, 2004, compared to the three months ended June 30, 2003 decreased by 18.6% or $1.4 million to $6.2 million from $7.6 million. The seasonal drop in natural gas prices due to lower heating demand has not materialized in the quarter, directly resulting in higher ethylene costs for the Company.

Gross profit for the six months ended June 30, 2004, compared to the six months ended June 30, 2003 decreased by 12.1% or $1.6 million to $11.4 million from $13.0 million. Raw material costs have increased compared to last year, principally driven by a 25% increase in ethylene prices and 20% increase in vinyl acetate prices.

OPERATING EARNINGS

Higher selling prices in polymers and increased volumes in both businesses did not offset substantially higher raw material costs in the period. Operating earnings for the three months ended June 30, 2004 were $3.2 million versus $4.5 million or 29% lower than one year ago. For the six months ending June 30, 2004, operating earnings were $5.3 million down $1.8 million or 25% from the $7.1 million last year. Substantially improved polymers mix and higher pricing coupled with higher consolidated volumes in both businesses were more than offset by higher raw material and energy costs.

ACETEX CORPORATION CONSOLIDATED

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operations (prior to changes in noncash working capital) for the three months ended June 30, 2004, was $7.9 million compared to $2.9 million for the three months ended June 30, 2003. For the six months ended June 30, 2004, cash provided by operations (prior to changes in noncash working capital) was $15.0 million compared to $10.5 million for the six months ended June 30, 2003.

The Company expects to satisfy its cash requirements in the future through internally generated cash and borrowings under the AT Plastics revolver.

CAPITAL EXPENDITURES

Capital expenditures were at a maintenance level during the three months ended June 30, 2004, and totaled $2.1 million. Annual maintenance level capital expenditures are expected to be $3.5 million for the Acetyls Business and $5.0 million to $6.0 million for the Specialty Polymers and Films Business. In addition, a maintenance turnaround expected to cost $4.0 million at the Pardies, France facility is scheduled for the fourth quarter of 2004.

Future capital expenditures could vary substantially if the Company is required to undertake corrective action or incur other environmental costs in France. The Company may also pursue selective expansion opportunities, including the acquisition of companies with complementary product lines.

Consolidating Balance Sheet
June 30, 2004

-----------------------------------------------------------------------------------------------------------------------------------
                                                            Guarantors
                                              -----------------------------------------      Combined                        Acetex
                                     Acetex    Acetex    Acetex         AT   Alberta AG          non-                   Corporation
                                Corporation       LLC        BV   Plastics   Industries    guarantors   Eliminations   Consolidated
                                -----------   -------   -------   --------   ----------    ----------   ------------   ------------
Cash and cash equivalents             6,648                            135                 $   50,433                  $     57,216
Accounts receivable                  31,143    65,555               29,931          145        57,246        (96,698)        87,322
Inventories                                                         37,654          223        28,325                        66,202
Prepaid expenses and other              951                            576                      4,892                         6,419
                                -----------   -------   -------   --------   ----------    ----------   ------------   ------------
                                     38,742    65,555         0     68,296          368       140,896        (96,698)       217,159
Property, plant and equipment           265                        137,610          232       101,460                       239,567
Investment in affiliates            316,931   211,000   (65,084)   (97,899)                   161,347       (525,783)             0
Other assets                         (1,090)                                                   11,456                        10,366
                                -----------   -------   -------   --------   ----------    ----------   ------------   ------------
                                    354,848   276,555   (65,084)   108,007          600    $  415,159       (622,481)  $    467,092
                                -----------   -------   -------   --------   ----------    ----------   ------------   ------------
                                -----------   -------   -------   --------   ----------    ----------   ------------   ------------

-----------------------------------------------------------------------------------------------------------------------------------
                                                            Guarantors
                                              -----------------------------------------      Combined                        Acetex
                                     Acetex    Acetex    Acetex         AT   Alberta AG          non-                   Corporation
                                Corporation       LLC        BV   Plastics   Industries    guarantors   Eliminations   Consolidated
                                -----------   -------   -------   --------   ----------    ----------   ------------   ------------
Accounts payable                     15,477         0         0     21,436          292    $  127,235        (67,703)  $     96,737
Pension obligation                                                  15,156                      5,436                        20,592
Long-term debt                      265,000                                                   230,000       (230,000)       265,000
Revolving credit facility                 0                         27,330                                                   27,330
                                -----------   -------   -------   --------   ----------    ----------   ------------   ------------
                                    280,477         0         0     63,922          292       362,671       (297,703)       409,659
                                -----------   -------   -------   --------   ----------    ----------   ------------   ------------
Share capital                       103,074   230,000    29,099     56,998                    127,466       (443,563)       103,074
Contributed surplus                   2,154                                                                                   2,154
Retained earnings (deficit)         (30,857)   46,555   (94,183)   (12,913)        (204)      (49,780)       110,525        (30,857)
Cumulative translation
  adjustment                                                  0                               (25,198)         8,260        (16,938)
                                -----------   -------   -------   --------   ----------    ----------   ------------   ------------
                                     74,371   276,555   (65,084)    44,085         (204)       52,488       (324,778)        57,433
                                -----------   -------   -------   --------   ----------    ----------   ------------   ------------
                                    354,848   276,555   (65,084)   108,007           88    $  415,159       (622,481)  $    467,092
                                -----------   -------   -------   --------   ----------    ----------   ------------   ------------
                                -----------   -------   -------   --------   ----------    ----------   ------------   ------------

Acetex Corporation
Consolidating Income Statement
Period Ended June 30, 2004

-----------------------------------------------------------------------------------------------------------------------------------
                                                            Guarantors
                                              -----------------------------------------      Combined                        Acetex
                                     Acetex    Acetex    Acetex         AT   Alberta AG          non-                   Corporation
                                Corporation       LLC        BV   Plastics   Industries    guarantors   Eliminations   Consolidated
                                -----------   -------   -------   --------   ----------    ----------   ------------   ------------
Sales                                                               90,185          587    $  166,064                  $    256,836
Amortization                             36                          3,191            5        11,460                        14,692
Cost of goods sold                                                   75415          755       137,867                       214,037
                                -----------   -------   -------   --------   ----------    ----------   ------------   ------------
                                        (36)                        11,579         (173)       16,737                        28,107
Selling, general &
  administrative                      2,075                          5,110            0         4,560                        11,745
Research and development                                               975                        982                         1,957
                                -----------   -------   -------   --------   ----------    ----------   ------------   ------------
Operating earnings (loss)            (2,111)        0         0      5,494         (173)       11,195              0         14,405
Equity loss                          10,751              (1,718)      (173)                     8,053        (16,688)           225
Interest expense - net               (8,093)   13,890               (5,731)                   (15,558)                      (15,492)
Loss on debt refinancing                  0                                                         0                             0
Foreign exchange and other              (97)                           276                      1,132                         1,311
                                -----------   -------   -------   --------   ----------    ----------   ------------   ------------
Earnings (loss) before income
  taxes                                 450    13,890    (1,718)      (134)        (173)        4,822        (16,688)           449
Income taxes                              0         0         0          0                          0              0              0
                                -----------   -------   -------   --------   ----------    ----------   ------------   ------------
Deferred income tax                       0         0         0          0            0             0              0              0
                                -----------   -------   -------   --------   ----------    ----------   ------------   ------------
Net earnings (loss)                     450    13,890    (1,718)      (134)        (173)        4,822        (16,688)           449
Retained earnings (deficit) at
  beginnning                        (31,307)   46,884   (92,465)   (12,779)         (31)      (54,602)       112,993        (31,307)
Dividends paid                                (14,219)                                              0         14,219              0
                                -----------   -------   -------   --------   ----------    ----------   ------------   ------------
Retained earnings (deficit)
  at end                            (30,857)   46,555   (94,183)   (12,913)        (204)   $  (49,780)       110,524   $    (30,857)
                                -----------   -------   -------   --------   ----------    ----------   ------------   ------------
                                -----------   -------   -------   --------   ----------    ----------   ------------   ------------

Acetex Corporation
Consolidating Statement of Cash Flow
Period Ended June 30, 2004

-----------------------------------------------------------------------------------------------------------------------------------
                                                            Guarantors
                                              -----------------------------------------      Combined                        Acetex
                                     Acetex    Acetex    Acetex         AT   Alberta AG          non-                   Corporation
                                Corporation       LLC        BV   Plastics   Industries    guarantors   Eliminations   Consolidated
                                -----------   -------   -------   --------   ----------    ----------   ------------   ------------
CASH PROVIDED BY (USED IN):
Operating Activities
Net earnings (loss)                     449    13,890    (1,718)      (134)        (173)   $    4,822        (16,688)  $        449

Charges and credits to income
  -non-cash
Amortization                             36                          3,191            5        11,460                        14,692
Pension expense                                                          0                        225                           225
Unrealized foreign exchange
  gain                                                                (429)                         0                          (429)
Amortization of deferred
  financing costs                                                                                 930                           930
Amortization of bond premium           (594)                                                                                   (594)
Distribution from equity
  investee in excess of income        2,046         0     1,718        173                     (6,631)         2,469           (225)
Changes in noncash working
  capital                            (5,416)      329         0      1,127          168         1,584         (1,243)        (3,450)
                                -----------   -------   -------   --------   ----------    ----------   ------------   ------------
                                     (3,479)   14,219         0      3,928            0        12,390        (15,462)        11,598
                                -----------   -------   -------   --------   ----------    ----------   ------------   ------------
Investing Activities
Purchase of property, plant
  and equipment                                                     (2,294)                    (1,819)                       (4,113)
Other                                  (270)                                                     (404)                         (674)
Investment in affiliates                                                 0                          1
                                -----------   -------   -------   --------   ----------    ----------   ------------   ------------
                                       (270)        0         0     (2,294)           0        (2,222)             0         (4,787)
                                -----------   -------   -------   --------   ----------    ----------   ------------   ------------
Financing activities
Repayment of long-term debt               0                         (1,807)                                                  (1,807)
Increase in share capital                15                                                                                      15
Dividend paid                                 (14,219)                                                        14,219              0
Decrease in pension obligation                                          74                        (47)                           27
                                -----------   -------   -------   --------   ----------    ----------   ------------   ------------
                                         15   (14,219)        0     (1,733)           0           (47)        14,219         (1,765)
                                -----------   -------   -------   --------   ----------    ----------   ------------   ------------
Foreign exchange gain (loss)
  on cash and cash equivalents
  held in foreign currencies                                                                   (2,975)         1,243         (1,733)
                                -----------   -------   -------   --------   ----------    ----------   ------------   ------------
Increase in cash during the
  period                             (3,734)        0         0        (99)           0         7,146              0          3,313
                                -----------   -------   -------   --------   ----------    ----------   ------------   ------------
Cash, beginning of period            10,382         0         0        234            0        43,287                        53,903
                                -----------   -------   -------   --------   ----------    ----------   ------------   ------------
Cash, end of period                   6,648         0         0        135            0    $   50,433              0   $     57,216
                                -----------   -------   -------   --------   ----------    ----------   ------------   ------------
                                -----------   -------   -------   --------   ----------    ----------   ------------   ------------

NOTES

     1. The consolidating financial statements illustrate the assets, liabilities, equity, revenues and expenses for Acetex Corporation on a legal basis, as well as for its subsidiaries which have guaranteed its 10-7/8% Senior Unsecured Notes (the "Notes") and the operating nonguarantor subsidiaries.

     2. Separate financial statements concerning the subsidiaries guaranteeing the Notes (the "Guarantor Subsidiaries") have not been included as management has determined that they are not material to investors. The Guarantor Subsidiaries are wholly-owned and the guarantees provided are full, unconditional and joint and several. All of the Company's operations are conducted by nonguarantor subsidiaries. There are no restrictions on dividend payments amongst the Company and its subsidiaries.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ACETEX CORPORATION
                                        (Registrant)

DATE: August 6, 2004                    By: "Lori Bondar"
                                            -----------------------
                                            Lori Bondar
                                            Chief Financial Officer